Maslon Edelman Borman & Brand, LLP

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February 14, 2012		Alan Gilbert Direct Phone: 612-672-8381 Direct Fax: 612-642-8381 Alan.Gilbert@maslon.com

SUBMITTED VIA EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2011
Filed December 29, 2011
File Number 333-56262

Dear Ms. Jenkins:

Reference is made to your comment letter addressed to the Company and dated January 30, 2012 (the “Comment Letter”), with respect to the above referenced document filed by the Company with the Securities and Exchange Commission.  This letter confirms the Company’s receipt of the Comment Letter and the Company’s intention to respond to the comments set forth therein no later than February 24, 2012.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at (612) 672-8381, or by facsimile at (612) 642-8381.

Regards,

/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.

cc: (via email):	Charles C. Mottley Stephen J. Antol John F. Stapleton